[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
May 8, 2009
VIA IDEA TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	IPC Holdings, Ltd. Definitive Proxy Statement on Schedule 14A Filed May 8, 2009 by Validus Holdings, Ltd. and Validus Ltd. File No. 000-27662
Dear Mr. Duchovny:
     Validus Holdings, Ltd. (the “Company”) and Validus Ltd. file herewith, via IDEA, the Definitive Proxy Statement relating to their Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), originally filed with the Commission on April 9, 2009.
     We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)